UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-38050

Hess Midstream Operations LP

(Exact name of registrant as specified in its charter)

1501 McKinney Street

Houston, TX 77010

(713) 496-4200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Units Representing Limited Partner Interests

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 3

Pursuant to the requirements of the Securities Exchange Act of 1934, Hess Midstream Operations LP has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Hess Midstream Operations LP

By: Hess Midstream LP, as delegate of Hess Midstream Partners GP LP, the general partner of Hess Midstream Operations LP
By: Hess Midstream GP LP, the general partner of Hess Midstream LP
By: Hess Midstream GP LLC, the general partner of Hess Midstream GP LP

Date:	January 30, 2020	By:	/s/ Jonathan C. Stein
Name: Jonathan C. Stein
Title: Chief Financial Officer